UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No.         )*

Noble Corporation

(Name of Issuer)

Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G6610J209

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6610J209	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,442,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,531,373
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,531,373**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42%

12	TYPE OF REPORTING PERSON IA, OO

**The aggregate amount of shares beneficially owned by the Reporting Person includes 625,826 warrants to purchase the Issuer’s Ordinary Shares, par value $0.00001 per share, that are exercisable within 60 days of December 31, 2021 and is based on 60,172,178 Ordinary Shares outstanding as of November 19, 2021.

CUSIP No. G6610J209	13G	Page 3 of 5 Pages

Item 1		(a)	Name of Issuer:
Noble Corporation

		(b)	Address of Issuer’s Principal Executive Offices:
13135 Dairy Ashford, Suite 800
Sugar Land, Texas 77478

Item 2		(a)	Name of Person Filing:
Pacific Investment Management Company LLC (“PIMCO”)

		(b)	Address of Principal Business Office:
650 Newport Center Drive
Newport Beach, CA 92660

		(c)	Citizenship:
Filer is organized in Delaware

		(d)	Title of Class of Securities:
Ordinary Shares, par value $0.00001 per share

		(e)	CUSIP Number:
G6610J209

Item 3		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4		Ownership.

	(a)	Amount beneficially owned: 25,531,373

	(b)	Percent of Class: 42%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 25,442,270

		(ii)	Shared power to vote: 0

		(iii)	Sole power to dispose or direct the disposition of: 25,531,373

		(iv)	Shared power to dispose or direct the disposition of: 0

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

CUSIP No. G6610J209	13G	Page 4 of 5 Pages

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

PIMCO Global Credit Opportunity Master Fund LDC, PIMCO Tactical Opportunities Master Fund Ltd. and PIMCO Funds: PIMCO Income Fund, funds of which PIMCO is the investment adviser, hold the securities reported herein in their investment advisory accounts managed by PIMCO and such funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that they hold. PIMCO Global Credit Opportunity Master Fund LDC has an interest in 7,589,580 of the Ordinary Shares and in 620,538 warrants to purchase the Ordinary Shares reported herein (that are exercisable within 60 days of December 31, 2021), representing 13.5% of the class, PIMCO Tactical Opportunities Master Fund Ltd. has an interest in 4,305,045 of the Ordinary Shares reported herein representing 7.2% of the class, and PIMCO Funds: PIMCO Income Fund has an interest in 4,688,652 of the Ordinary Shares reported herein representing 7.8% of the class, and each of them hold such securities for the benefit of their investors.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

Not Applicable.

CUSIP No. G6610J209	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Nagler
Jason Nagler,
Senior Vice President